SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Sierra Bancorp

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

82620P102
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

July 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82620P102	Page 2 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,069,262 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,069,262 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,262 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.85%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 82620P102	Page 3 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 62,109 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 62,109 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,109 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102	Page 4 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 363,292 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 363,292 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,292 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102	Page 5 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 53,202 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 53,202 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,202 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 6 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 19,222 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 19,222 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,222 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 7 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,907 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,907 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,907 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 8 of 17 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 363,292 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 363,292 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,292 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 9 of 17 Pages
1	NAME OF REPORTING PERSON Main Street Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 544,758 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 544,758 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,758 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 10 of 17 Pages
1	NAME OF REPORTING PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,069,262 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,069,262 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,262 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.85%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82620P102	Page 11 of 17 Pages
1	NAME OF REPORTING PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,069,262 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,069,262 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,262 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.85%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the Common Stock, no par value (the “Common Stock”), of Sierra Bancorp, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on August 21, 2014 (as amended by this Amendment No. 1, the “Schedule 13D”).

Item 2.                                        Identity and Background.

Item 2(a) of the Schedule 13D is amended to reflect the following:

(a)	This Amendment No. 1 is being filed on behalf of:

(i)	Basswood Capital Management, L.L.C. (the “Management Company”), Basswood Partners, L.L.C. (“Basswood Partners”), Basswood Enhanced Long Short GP, LLC (“Basswood Long Short GP”), each a Delaware limited liability company;

(ii)	Basswood Financial Fund, LP, Basswood Enhanced Long Short Fund, LP, Basswood Financial Long Only Fund, LP, each a Delaware limited partnership, Basswood Financial Fund, Inc., Main Street Master, Ltd., each a Cayman Islands corporation, (collectively, the “Funds”); and

(iii)	Matthew Lindenbaum and Bennett Lindenbaum.

The Funds directly own shares of Common Stock.  The Management Company is the investment manager or adviser to the Funds and a managed account and may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds and managed account by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Common Stock held by them.  Basswood Partners is the general partner of each of Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner.  Basswood Long Short GP is the general partner of Basswood Enhanced Long Short Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Fund by virtue of its position as general partner. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company.  The Management Company, Basswood Partners, Basswood Long Short GP, the Funds, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the “Reporting Persons”.

Item 3.                                        Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The Funds and a managed account expended an aggregate of $14,004,252 (including commissions, if any) to acquire the 1,069,262 shares of Common Stock reported herein.  The Funds and a managed account effect purchases of securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co., Goldman Sachs &Co. and BNP Paribas Prime Brokerage, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.                                        Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) of the Schedule 13D is amended to reflect the following:

(a)            As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 13,615,809 shares of Common Stock outstanding as of April 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 and filed on May 7, 2015.

(b)            The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,069,262 shares of Common Stock held directly by the Funds and a managed account.  Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 62,109 shares of Common Stock held directly by Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP.  Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 363,292 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP.  By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Fund expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Fund is a beneficial owner of any shares not directly held by such Fund.

            (c)            The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons  during the past sixty (60) days, inclusive of any transactions effected through 5:00 p.m., New York City time, on July 29, 2015.  All such transactions were sales of Common Stock effected in the open market, and the table in the per share prices column includes the commissions paid in connection with such sales.

Entity	Trade Date	Shares Purchased (Sold)	Price
Managed Account	6/11/2015	-655	17.13
Managed Account	6/12/2015	-6,402	16.88
Managed Account	6/15/2015	-19,744	16.71
Managed Account	6/15/2015	-313	16.71
Basswood Financial Long Only Fund, LP	6/16/2015	-4,930	16.73
Basswood Financial Long Only Fund, LP	6/16/2015	-1,853	16.73
Managed Account	6/16/2015	-2,594	16.73
Basswood Financial Long Only Fund, LP	6/17/2015	-1,125	16.71
Basswood Financial Long Only Fund, LP	6/17/2015	-679	16.71
Managed Account	6/17/2015	-689	16.71
Basswood Financial Long Only Fund, LP	6/18/2015	-2,721	16.67
Basswood Financial Long Only Fund, LP	6/18/2015	-878	16.67
Basswood Financial Long Only Fund, LP	6/18/2015	-1,750	16.67
Managed Account	6/18/2015	-2,045	16.67
Basswood Financial Fund, Inc.	6/19/2015	-964	16.66
Basswood Financial Long Only Fund, LP	6/19/2015	-3,850	16.66
Basswood Financial Long Only Fund, LP	6/19/2015	-2,600	16.66
Basswood Financial Long Only Fund, LP	6/19/2015	-4,400	16.66
Basswood Financial Long Only Fund, LP	6/19/2015	-125	16.66
Managed Account	6/19/2015	-4,198	16.66
Basswood Financial Fund, Inc.	6/22/2015	-582	16.71
Basswood Financial Long Only Fund, LP	6/22/2015	-4,975	16.71
Basswood Financial Long Only Fund, LP	6/22/2015	-1,656	16.71
Managed Account	6/22/2015	-2,536	16.71
Basswood Financial Fund, Inc.	6/23/2015	-997	16.77
Basswood Financial Long Only Fund, LP	6/23/2015	-4,729	16.77
Basswood Financial Long Only Fund, LP	6/23/2015	-3,056	16.77
Basswood Financial Long Only Fund, LP	6/23/2015	-3,000	16.77
Basswood Financial Long Only Fund, LP	6/23/2015	-554	16.77
Managed Account	6/23/2015	-4,338	16.77
Basswood Financial Fund, LP	7/1/2015	-922	17.39
Basswood Financial Long Only Fund, LP	7/1/2015	-150	17.39
Basswood Financial Fund, Inc.	7/1/2015	-808	17.39
Basswood Financial Long Only Fund, LP	7/1/2015	-960	17.46
Basswood Financial Fund, LP	7/2/2015	-1,044	16.84
Basswood Financial Fund, LP	7/2/2015	-2,644	16.84
Basswood Financial Fund, LP	7/2/2015	-400	16.84
Basswood Financial Fund, LP	7/2/2015	-561	16.84
Basswood Financial Long Only Fund, LP	7/2/2015	-487	16.84
Basswood Financial Fund, Inc.	7/2/2015	-234	16.84

Entity	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Fund, Inc.	7/2/2015	-1,734	16.84
Basswood Financial Long Only Fund, LP	7/2/2015	-33	16.83
Basswood Financial Fund, LP	7/6/2015	-384	16.89
Basswood Financial Fund, LP	7/6/2015	-3,366	16.89
Basswood Financial Fund, LP	7/6/2015	-600	16.89
Basswood Financial Fund, LP	7/6/2015	-2,690	16.89
Basswood Financial Fund, LP	7/6/2015	-165	16.89
Basswood Financial Long Only Fund, LP	7/6/2015	-304	16.89
Basswood Financial Long Only Fund, LP	7/6/2015	-451	16.89
Basswood Financial Fund, Inc.	7/6/2015	-363	16.89
Basswood Financial Fund, Inc.	7/6/2015	-2,688	16.89
Basswood Financial Long Only Fund, LP	7/6/2015	-52	16.89
Basswood Financial Fund, LP	7/7/2015	-7,081	16.79
Basswood Financial Long Only Fund, LP	7/7/2015	-742	16.79
Basswood Financial Fund, Inc.	7/7/2015	-357	16.79
Basswood Financial Fund, Inc.	7/7/2015	-2,642	16.79
Basswood Financial Long Only Fund, LP	7/7/2015	-52	16.80
Basswood Financial Fund, LP	7/8/2015	-6,032	16.67
Basswood Financial Fund, LP	7/8/2015	-1,870	16.67
Basswood Financial Long Only Fund, LP	7/8/2015	-829	16.67
Basswood Financial Fund, Inc.	7/8/2015	-398	16.67
Basswood Financial Fund, Inc.	7/8/2015	-2,950	16.67
Basswood Financial Long Only Fund, LP	7/8/2015	-58	16.67
Basswood Financial Fund, LP	7/10/2015	-2,359	16.87
Basswood Financial Long Only Fund, LP	7/10/2015	-249	16.87
Basswood Financial Fund, Inc.	7/10/2015	-120	16.87
Basswood Financial Fund, Inc.	7/10/2015	-882	16.87
Basswood Financial Long Only Fund, LP	7/10/2015	-18	16.87
Basswood Financial Fund, LP	7/22/2015	-157	17.73
Basswood Financial Long Only Fund, LP	7/22/2015	-30	17.73
Basswood Financial Fund, Inc.	7/22/2015	-24	17.73
Basswood Financial Fund, Inc.	7/22/2015	48	17.73
Basswood Financial Long Only Fund, LP	7/22/2015	-2	17.73
Managed Account	7/22/2015	-1,564	17.73
Basswood Financial Fund, LP	7/23/2015	-353	17.25
Basswood Financial Long Only Fund, LP	7/23/2015	-68	17.25
Basswood Financial Fund, Inc.	7/23/2015	-54	17.25
Basswood Financial Fund, Inc.	7/23/2015	-108	17.25
Basswood Financial Long Only Fund, LP	7/23/2015	-5	17.25
Managed Account 1	7/23/2015	-3,519	17.25
Basswood Financial Fund, LP	7/24/2015	-284	16.96
Basswood Financial Long Only Fund, LP	7/24/2015	-54	16.96
Basswood Financial Fund, Inc.	7/24/2015	43	16.96
Basswood Financial Fund, Inc.	7/24/2015	-87	16.96
Basswood Financial Long Only Fund, LP	7/24/2015	-4	16.96
Managed Account	7/24/2015	-2,828	16.96
Basswood Financial Fund, LP	7/27/2015	-664	16.68
Basswood Financial Long Only Fund, LP	7/27/2015	-128	16.68
Basswood Financial Fund, Inc.	7/27/2015	-102	16.68
Basswood Financial Fund, Inc.	7/27/2015	-204	16.68
Basswood Financial Long Only Fund, LP	7/27/2015	-10	16.68
Managed Account	7/27/2015	-6,618	16.68
Basswood Financial Fund, LP	7/28/2015	-863	16.47
Basswood Financial Long Only Fund, LP	7/28/2015	-167	16.47
Basswood Financial Fund, Inc.	7/28/2015	-133	16.47
Basswood Financial Fund, Inc.	7/28/2015	-265	16.47
Basswood Financial Long Only Fund, LP	7/28/2015	-14	16.47
Managed Account	7/28/2015	-8,591	16.47
Basswood Financial Fund, LP	7/29/2015	-1,025*	16.40
Basswood Financial Long Only Fund, LP	7/29/2015	-198	16.40
Managed Account	7/29/2015	-10,208	16.40
Basswood Financial Long Only Fund, LP	7/29/2015	-16	16.40
Basswood Financial Fund, Inc.	7/29/2015	-315	16.40
Basswood Financial Fund, Inc.	7/29/2015	-159	16.40

* Short sale

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is amended to reflect the following:
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.
In addition to the 53,202 shares of Common Stock reported herein as beneficially owned by it, Basswood Financial Fund, LP has a short position in the Common Stock which it established by borrowing and selling 11,217 shares of Common Stock in market transactions.  Accordingly, Basswood Financial Fund, LP will be required to return 11,217 shares of Common Stock to the lender of such shares.
Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.
    Item 7 of the Schedule 13D is amended to reflect the following:

1.	Exhibit 99.2 - Joint Filing Agreement, dated as of July 28, 2015

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2015	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: July 28, 2015	BASSWOOD PARTNERS, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: July 28, 2015	BASSWOOD ENHANCED LONG SHORT GP, LLC

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: July 28, 2015	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: July 28, 2015	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: July 28, 2015	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: July 28, 2015	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: July 28, 2015	MAIN STREET MASTER, LTD.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: July 28, 2015	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: July 28, 2015	/s/ Bennett Lindenbaum
Bennett Lindenbaum